ELMCORE SECURITIES LLC

Statement of Cash Flows
For the Year Ended December 31, 2016

Operating Activities	
Net Income	$ 322,797
Adjustments to reconcile net income to net cash provided by operating activities:	
Accounts Receivable	69,828
Other Assets	2,185
Accounts Payable	(14,572)
Total Adjustments	57,440
Net Cash Provided by Operating Activities	380,237
Financing Activities	
Member Distributions	(50,000)
Net Cash Used in Financing Activities	(50,000)
Increase in Cash	330,237
Cash, Beginning of Year	100,145
Cash, End of Year	$ 430,383
Supplemental Disclsoure of Cash Flow Information	
Cash Paid During the Year for:	
Interest	0
Taxes	0